April 1, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C.  20549

Attention: H. Christopher Owings

Re:	The Childrens’s Place Retail Stores, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008 Filed April 2, 2008
Definitive Proxy Statement on Schedule 14A Filed May 20, 2008
Form 10-Q for the Fiscal Quarter Ended November 1, 2008 Filed December 9, 2008
File No. 000-23071

Dear Mr. Owings:

Set forth below are the responses of The Children’s Place Retail Stores, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Susan Riley, dated March 25, 2009 (the “Letter”).  For your convenience, we have included the text of your comments set forth in italics.  Please note that the enhanced disclosures of our existing filings, as set forth below, are intended to exemplify how such disclosures in our future filings will be enhanced.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 1.  Business, page 1

Sourcing and Procurement, page 5

1.     We note your response to comment one of our January 27, 2009 letter and reissue our comment, in part. Please revise your disclosure to discuss how your social compliance program affects the company’s sourcing and procurement of products.

Response:  In response to the Staff’s comments, the Company will enhance its future disclosure as set forth below:

“In addition to our quality control procedures, we administer a social compliance program designed to promote compliance with local legal regulations, as well as ethical and socially responsible business practices.  This program is comprised of four components as follows:

•      Vendor Code of Conduct - By formally acknowledging and agreeing to our code of conduct, our vendors affirm their commitment to integrate our corporate compliance standards into their manufacturing and sourcing practices.  These standards cover the areas of: child labor, forced labor, coercion/harassment, non-discrimination, health and safety, compensation, environment, subcontracting, monitoring & compliance and publication.

•      Ongoing Monitoring Program- We administer a corporate monitoring program as performed by our internal social compliance team and/or professional third party auditors who visit factory locations to assess the working conditions in all factories that manufacture The Children’s Place products.  The Ongoing Monitoring Program involves (1) visual inspection of work facilities and dormitories; (2) interview of factory management regarding policies and practices; (3) interview of factory workers to verify workplace policies and practices; and (4) review of wage, hour, age and other records.  At the conclusion of the factory audit/visit, the auditor will review the Corrective Action Plan Acknowledgement Report together with factory management.

•      Corrective Action Plan Acknowledgement Report (“CAPAR”) - The CAPAR contains findings from the factory visit for each of the areas covered by our standards, a remediation plan for any violations found (if applicable), as well as a re-audit timeframe.  If violations are not remediated in accordance with the remediation plan, we cease using that factory or vendor.

•      Ongoing Training and Seminars - We continually conduct training programs and seminars to communicate with our internal and external partners regarding the requirements of our program. Additionally, our social compliance team attends third party seminars, industry courses and training in the Corporate Social Responsibility area.

We require all entities that produce or manufacture The Children’s Place merchandise to undergo a Social Compliance audit and, at a minimum, demonstrate compliance with the requirements of our Vendor Code of Conduct.  By requiring our manufacturers and suppliers to participate in our social compliance program, we are able to monitor closely whether we are sourcing from factories that operate using safe and humane working conditions, and whether we are working with factory managers that appreciate and support socially responsible practices. Additionally, because our social compliance program requires us to be diligent about changes in local laws and other conditions (e.g., political instability) in the countries where we source, we are able to make informed decisions about where we are sourcing our products and, prior to placing orders, analyze potential risks to our sourcing capabilities arising as a result of factors external to a factory’s production capabilities. In the event that external risks to our sourcing capabilities arise with respect to one or more factories, our social compliance program helps to identify such risk early and enables us to source to another factory thereby mitigating the risk and reducing the potential disruption to our business.

Store Expansion Program, page 8

2.     We reviewed your response to comment three in our letter dated January 27, 2009. However, it does not appear the Non-GAAP financial measures you disclosed are based on GAAP numbers and as a result would not be excluded from the definition of Non-GAAP financial measures. As such, we reissue our previous comment. Whenever one or more non-GAAP financial measures are included in a filing, you are required to include a presentation with equal or greater prominence of the most directly comparable financial measure or measures calculated in accordance with GAAP and a reconciliation of the differences between non-GAAP financial measures disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please show us what these additional disclosures will look like.

Response:  While we believe that our return on investment for new stores is good disclosure for our investors as it shows the success of our store expansion program, our store level operating cash flow cannot be effectively reconciled to our operating income.  The costs that comprise the average investment include initial fixed asset costs less landlord incentives, initial inventory contributions, and pre-opening expenses.  On an aggregate basis, these costs have occurred over many fiscal years and our ability to reconcile the average investment to its most directly comparable financial measure would not be practical, nor do we believe that if possible, such disclosure would be meaningful.  We propose that in all future filings, we discontinue the disclosure of store level operating cash flow, average store investment and new store return on investment.

Liquidity and Capital Resources, page 44

Cash Flows/Capital Expenditures, page 48

3.     We note your response to comment nine of our January 27, 2009 letter and the proposed disclosure you have provided with respect to fiscal 2008. Please provide us with your proposed disclosure for fiscal 2009, with a view to discussing the current challenging economic conditions that may impact your cash flows from operations and any borrowings you may have made or intend to make under your credit facilities.

Response:  Below please find our proposed 2009 disclosure:

“Historically, we have funded our capital expenditures primarily from operations, with occasional seasonal advances on our debt facilities.  In Fiscal 2008, our cash generated from operations along with $85 million received on the Note Purchase Agreement provided sufficient funds for our capital requirements.  In Fiscal 2007, we completed building a new distribution center and incurred significant construction costs on new corporate offices.  This increase in capital expenditures coupled with a decrease in operating profit, required us to fund our capital expenditures, in part, through advances on our credit facility and the sale of investments.  Our ability to meet our capital requirements in fiscal 2009 will depend on our ability to achieve our financial plans and generate sufficient cash flows from operations.  We enter Fiscal 2009 with cash balances of approximately $226 million at January 31, 2009, along with approximately $108 million of availability in our credit facility.”

The Company generated over $200 million in positive cash flow from operating activities in continuing operations in Fiscal 2008.  We are forecasting capital expenditures in the range of $75 million - $85 million in Fiscal 2009.  With $108 million in availability in our credit facility and our significant cash balances, the Company does not expect the current economy to impact its ability to fund capital expenditures.

Item 9A.  Controls and Procedures, page 55

Changes in Internal Control Over Financial Reporting, page 56

4.     We note your response to comment 13 of our January 27, 2009 letter. Please confirm that in future filings, as applicable, you will omit the last paragraph you propose that discusses that there were no other changes to your internal control over financial reporting.

Response:   As requested the Company will omit the last paragraph in future filings, as applicable.

Definitive Proxy Statement on Schedule 14A

Management Compensation, page 42

Compensation Discussion and Analysis, page 42

Our Principal Executive Compensation Policies, page 42

5.     We note your response to comment 20 of our January 27, 2009 letter, but it does not appear that your revised disclosure clearly indicates whether the “other benefits” are material. Please revise to clearly state whether the other benefits, individually or in the aggregate, are material, and if so, provide a discussion and analysis as applicable.

Response: We propose to enhance our future disclosures as follows:

“We applied these principles to determine the main elements we used in our compensation programs in fiscal 2006 and fiscal 2007: salary, annual cash bonuses and equity awards.  We also provided other commonly offered benefits on terms and conditions that we consider consistent with providing competitive compensation; however, individually and in the aggregate, none of these other benefits were either of the same magnitude as the main elements or material.  These other common benefits include relocation assistance and temporary housing allowances, car allowances, 401(k) plan and matching contributions, life insurance, medical insurance, reimbursement of COBRA payments in the event of separation from the Company, gross up payments and perquisite plans.”

6.     We note your response to comment 21 of our January 27, 2009 letter, and the discussion you provide regarding the three factors that Frederick W. Cook and Co., Inc. analyzed in providing the benchmark information upon which you relied. Please confirm that your future disclosure will include these factors, as well as the percentage difference you discuss.

Response:  Our future disclosure will include the three factors, as well as the percentage difference we discussed in our response to Comment 21 of the SEC’s January 27, 2009 letter.

Note 2.  Stock-Based Compensation, page 77

7.     We reviewed your response to comment 15 in our letter dated January 27, 2009. It is still unclear to us why options tolled after September 14, 2006 were initially classified as equity since it appears your ability to settle the awards in equity was still in question as a result of the suspension of stock option exercises. Please tell us whether you considered your ability to deliver shares of common stock during the suspension period in determining the classification of the tolled options. Also, tell us why the suspension of stock option exercises would not affect the classification of outstanding options during the suspension period. Refer to paragraph 34 of SFAS 123(R).

Response: In accounting for tolling, the first issue the Company faced was whether tolling was required by the plan or a modification of the plan, the analysis of which is set forth below:

Impact of Closed Trading Window on Terminated Employees

On September 14, 2006, the Company was required to close its trading window to all employees, including terminated employees, due to its delays in filing its periodic reports with the SEC and the Company’s announcement that it would be restating its financial statements and that its previously filed Form 10-K for the year ended January 28, 2006 could no longer be relied upon. As a result, the Company could no longer use its Form S-8 registration statements to issue the shares underlying outstanding options.  Due to the anticipated restatement of its financial statements, the Company determined that it had to suspend trading activity. The Company also concluded that it was advisable to extend the terms of the options to terminated employees until the Form S-8 registration statements were effective.  The Company’s stock option plans provide three months after termination to exercise vested options. Accordingly, the Board approved the tolling of options for terminated employees on September 15, 2006.

The Company tolled the calculation of the number of days a terminated employee had to exercise his or her stock options under the Company’s equity compensation plans.  So for example, if 50 days had expired since the employee’s termination, then the Company tolled 40 days that would begin when the trading window was reopened.  For employees that terminated after the window closed, the Company tolled the full 90 days.

In connection with such tolling, counsel reviewed each of the Company’s stock option plans to determine whether such tolling was required.    After such review, counsel could not render an opinion that the tolling was required by the Company’s stock option plans; and therefore the Company concluded that the tolling for terminated employees constituted a modification in accordance with FAS 123R.

Once the Company determined that this was a modification, the Company determined the accounting literature to use for a non-employee stock option modification as follows:

Options Modified After Termination

The Company utilized the guidance in paragraph 51 of FAS 123R to determine how to account for the modification of the awards that were modified after termination, “a modification of the terms of conditions of an equity award shall be treated as an exchange of the original award for a new award.” Following the modification, the Company utilized other GAAP guidance needed to be considered to determine the recognition and measurement of this instrument.

Accordingly, the Company reviewed the accounting guidance in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”), the applicability of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and EITF 00-19, Accounting for Derivative Financial Instruments, Indexed to, and Potentially Settled in, a Company’s Own Stock,(“EITF 00-19”) to determine the classification of the outstanding options granted to other than employees. Based upon review of the above guidance, EITF 00-19 was deemed to be on point with the Company’s circumstances.

Paragraph 3 of EITF 00-19 indicates that its guidance applies to freestanding derivative instruments and “to contracts issued to acquire goods or services from nonemployees when performance has occurred.”  The Company also contemplated the requirements under EITF 00-19 to determine equity or liability classification as discussed below.

Under EITF 00-19, contracts that include any provision that could require net-cash settlement cannot be accounted for as equity, except in limited circumstances (paragraphs 12 through 32). Since, based upon advice of counsel, the Company could not issue registered shares because its S-8 registration statements were not effective, options that were modified to non-employees required liability classification, as the Company did not have the ability to settle the stock option agreements with either registered shares or unregistered shares (physical settlement).

It is assumed under EITF 00-19 that the Company will settle the awards in cash since the issuance of registered shares is outside the control of the Company. Accordingly modifications to former employees’ awards made after their last date of employment are treated as liability transactions. Since the awards are accounted for as liabilities instruments under EITF 00-19 until the options are exercised or expire, they are marked to market each quarter.  The charge associated with the option modification is classified as stock-based compensation (included in the compensation expense of either cost of sales or general and administrative expenses), based on the difference in fair value of the option before and after modification.  The charge associated with the increase or decrease in the fair value of the award from the date of modification to the end of each reporting period is classified as compensation expense.

The accounting for employees whose stock options were modified when they terminated was determined based on the following guidance:

Options Modified Concurrent with Termination

For employees that terminated after September 15, 2006, the modification to their stock option agreements were made on or prior to their last day of employment.  As stated in paragraph 5 of FASB Staff Position FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FAS 123(R), “A freestanding financial instrument issued to an employee in exchange for past or future employee services that is subject to Statement 123(R) or was subject to Statement 123(R) upon initial adoption of that Statement shall continue to be subject to the recognition and measurement provisions of Statement 123(R) throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee. Only for purposes of this FSP, a modification does not include a change to the terms of an award if that change is made solely to reflect an equity restructuring provided that (a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole) or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring and (b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner.”  Accordingly, these option modifications are accounted for under paragraph 51 of FAS 123R and the awards remained under the guidance of FAS 123R subsequent to the modification.  These awards are not scoped into the provisions of other applicable GAAP.  Although the 2005 Plan requires settlement in registered shares, as per paragraph 34, footnote 20 of FAS 123R, “Federal securities law generally requires that transactions involving offerings of shares under employee share option arrangements be registered, unless there is an available exemption.  For purposes of this Statement, such requirements do not, by themselves, imply that an entity does not have the ability to deliver shares and thus do not require an award that otherwise qualifies as equity to be classified as a liability.” Therefore, the awards remain classified as equity awards. Options modified concurrently with termination are deemed to be subject to the guidance in FAS 123R, and the ability of the Company to settle the transaction in registered or non-registered shares does not impact this applicability.

As requested, we acknowledge the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the Staff’s comments and am available at (201) 453-7160 to discuss these matters.

Very truly yours,

/s/ Susan Riley
Susan Riley
Executive Vice President, Finance and Administration